UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                            to

Commission file number 000-19969

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Arkansas Best 401(k) and DC Retirement Plan

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ArcBest Corporation

3801 Old Greenwood Road

Fort Smith, Arkansas 72903

Arkansas Best 401(k) and DC Retirement Plan

EIN 71-0673405 PN 002

Report of Independent Registered Public Accounting Firm

and Financial Statements

December 31, 2013 and 2012

Arkansas Best 401(k) and DC Retirement Plan

December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

Investment Committee and Plan Administrator

Arkansas Best 401(k) and DC Retirement Plan

Fort Smith, Arkansas

We have audited the accompanying statements of net assets available for benefits of Arkansas Best 401(k) and DC Retirement Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Arkansas Best 401(k) and DC Retirement Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Such information has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic 2013 financial statements taken as a whole.

/s/BKD, LLP

Fort Smith, Arkansas

June 30, 2014

Federal Employer Identification Number:  44-0160260

Arkansas Best 401(k) and DC Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012

Cash	$214,370	$210,027

Investments, At Fair Value
Mutual funds	237,118,643	199,478,008
Collective trust investment	30,380,865	29,188,439
Arkansas Best Corporation Stock Fund	7,713,721	3,440,026
Other common stock	4,853,892	4,477,971
Variable annuity funds	233,907	143,938
Other	1,075,807	793,965

	281,376,835	237,522,347

Receivables
Employer contributions	6,036,815	312,964
Participant contributions	747,111	19,562
Notes receivable from participants	5,778,782	5,935,092
Other receivables	20,379	4,368

	12,583,087	6,271,986

Net Assets Available for Benefits, At Fair Value	$294,174,292	$244,004,360

See Notes to Financial Statements

Arkansas Best 401(k) and DC Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2013 and 2012

	2013	2012
Contributions
Participants	$12,383,840	$12,264,680
Employer	9,627,943	3,666,746
Rollovers	1,468,718	1,626,769

Total contributions	23,480,501	17,558,195

Deductions
Benefits paid to participants	28,995,263	17,013,875
Administrative expenses	90,710	83,295

Total deductions	29,085,973	17,097,170

Net Investment Income
Net appreciation in fair value of investments	51,887,068	19,794,009
Interest and dividends	3,528,572	4,197,736

Net investment income	55,415,640	23,991,745

Interest Income on Notes Receivable from Participants	305,850	315,846

Net Increase Prior to Transfers	50,116,018	24,768,616

Transfer of Assets from Other Plan	53,914	13,884

Net Increase	50,169,932	24,782,500

Net Assets Available for Benefits, Beginning of Year	244,004,360	219,221,860

Net Assets Available for Benefits, End of Year	$294,174,292	$244,004,360

See Notes to Financial Statements

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 1:                                     Description of the Plan

The following description of the Arkansas Best 401(k) and DC Retirement Plan (the “Plan”), which was renamed the ArcBest 401(k) and DC Retirement Plan subsequent to December 31, 2013 (see Note 8), provides only general information.  For a more complete description of the Plan’s provisions, participants should refer to the Plan document and Summary Plan Description, which are available from the Plan Administrator, ArcBest Corporation, formerly Arkansas Best Corporation (see Note 8).

General

The Plan is a defined contribution plan sponsored by ArcBest Corporation which covers eligible employees of ArcBest Corporation and certain of its subsidiaries: ABF Freight System, Inc.; ABF Cartage, Inc.; ABF Logistics, Inc.; ABF Supply Chain Solutions, Inc.; Albert Companies, Inc.; ArcBest Technologies, formerly Data-Tronics Corp. (see Note 8); FleetNet America, Inc.; ABF Multimodal, Inc. (formerly FreightValue, Inc.); ABF Global Supply Chain Services, Inc.; and Moving Solutions, Inc. (“Participating Companies” or collectively, the “Company”), except for employees of collective bargaining units, casual employees (defined as part-time employees who work less than thirty hours per week) who have not completed certain periods of service and leased employees.

In addition to the right to participate in the Plan, eligible employees hired before January 1, 2006 also participate in a nonunion defined benefit pension plan sponsored by the Company.  Employees hired after December 31, 2005 do not participate in the nonunion defined benefit pension plan.  Since January 1, 2006, the Plan has provided a DC Retirement feature (the “DC feature”) for eligible employees who do not participate in the nonunion defined benefit pension plan.  Effective July 1, 2013, the Plan was amended to include as participants those employees who were eligible to accrue benefits under the nonunion defined benefit pension plan prior to the freeze of such plan effective July 1, 2013.  The DC feature of the Plan covers substantially all regular full-time employees of the Company hired after December 31, 2005, except for employees of collective bargaining units, casual employees who have not completed certain periods of service and leased employees.  Employees participating in the DC feature are eligible to receive a discretionary annual contribution from the Company which is subject to the provisions of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  For 2013 and 2012, Transamerica Retirement Solutions Corporation was the Plan recordkeeper and State Street Bank and Trust Company was the trustee and custodian of the Plan.

For the year ended December 31, 2013 and 2012, participant account balances totaling $53,914 and $13,884, respectively, were transferred to the Plan from the ABF Freight System, Inc. 401(k) Savings Plan, which covered the Company’s eligible employees who are members of collective bargaining units.

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2013 and 2012

Contributions

For 2013 and 2012, the Plan allowed participants to contribute up to 69% of their annual compensation, as defined by the Plan, through salary deferral subject to certain limitations.  In addition to regular pre-tax 401(k) contributions, the Plan allows for after-tax Roth 401(k) contributions.  Employees are able to designate all or part of their elective contributions as after-tax Roth 401(k) contributions.  Employee rollover contributions are also permitted.  Under the Plan, certain Participating Companies provide Company 401(k) matching contributions to each participant’s account.  Company 401(k) matching contributions may be made in the form of cash or ArcBest Corporation stock.  The Company 401(k) matching contributions for the 2013 and 2012 plan years were made in the form of cash.  For the years ended December 31, 2013 and 2012, the Company 401(k) matching contributions as a percentage of each participant’s annual compensation deferral are presented in the following table:

Participating Company	Company 401(k) Matching Contribution as a Percentage of Each Participant’s Annual Compensation Deferral

ArcBest Corporation (formerly Arkansas Best Corporation)	50% of the first 6%
ABF Freight System, Inc.	50% of the first 6%
ABF Cartage, Inc.	50% of the first 6%
ABF Logistics, Inc.	50% of the first 6%
ABF Supply Chain Solutions, Inc.	50% of the first 6%
Albert Companies, Inc.	50% of the first 6%
ArcBest Technologies, Inc. (formerly Data-Tronics Corp.)	50% of the first 6%
FleetNet America, Inc.	No Match
ABF Multimodal Inc.	50% of the first 6%
ABF Global Supply Chain Services, Inc.	50% of the first 6%
Moving Solutions, Inc.	50% of the first 6%

An additional annual 401(k) Company contribution may be made at the discretion of each Participating Company’s Board of Directors.  For the years ended December 31, 2013 and 2012, no additional 401(k) Company contributions were made.  The Company made discretionary contributions related to the DC feature of the Plan of $5,610,656 for the 2013 plan year. No discretionary DC contributions were made for the 2012 plan year.  Discretionary Company contributions under the DC feature are made to a participant’s account based on a percentage of the participant’s eligible compensation.

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2013 and 2012

Participant Investment Account Options

Participants direct the investment of their contributions as well as the Company’s DC and matching contributions into various investment options offered by the Plan including mutual funds, a collective trust, variable annuity funds, and, for 401(k) employee and Company matching contributions, the Arkansas Best Corporation Stock Fund, which was renamed the ArcBest Corporation Stock Fund subsequent to December 31, 2013 (see Note 8), and the self-directed Schwab Personal Choice Retirement Account® (the “PCRA”).  A participant’s investment in either the Arkansas Best Corporation Stock Fund or the PCRA is generally limited to 25% of the participant’s 401(k) account balance.  Participants may change the allocation of their investments daily.

The Plan’s investment committee may change the available investment options from time-to-time.

Participant Accounts

Separate sources are maintained within a participant’s 401(k) account for 401(k) contributions, Roth 401(k) contributions, the Company’s matching contributions, and the Company’s discretionary contributions including contributions made pursuant to the DC feature.  Each participant’s account is credited with related investment returns.  Each participant’s account is also charged with an allocation of transaction processing and account administration fees, which are reflected in the accompanying statements of changes in net assets available for benefits as administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants in the Plan are immediately vested in their 401(k) contributions plus earnings thereon.  Participants are fully vested in the Company’s contributions plus related earnings after three years of continuous service.  Upon death, disability, or normal retirement, as defined by the Plan, participants become fully vested in the Company’s contributions and related earnings.  Any unvested Company contributions and related earnings are generally forfeited upon termination.

Under the DC feature, participants are fully vested in the Company’s discretionary contributions after three years of continuous service.  Upon death, disability or normal retirement, as defined by the Plan, participants become fully vested in the Company’s discretionary contributions.

Payment of Benefits

Upon termination of service, a participant is entitled to receive a lump-sum amount equal to the vested balance of the participant’s account, which will be paid either as a direct rollover or directly to the participant.  A participant who selects a SecurePath for Life investment option of the Plan may also elect any distribution method permitted by the variable annuity fund investment option.  See Note 2 for discussion of the SecurePath for Life investment options.

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2013 and 2012

Effective January 1, 2013, the Plan was amended to allow participants to elect payment of benefits in monthly, quarterly, semiannual, or annual installments upon termination of service in lieu of a lump-sum payment.  The installments shall continue pursuant to such participant’s election until the earlier of full payment of the vested amounts in the participant’s accounts or the participant’s death.  Amounts remaining after the participant’s death shall be paid in a lump-sum payment to the appropriate parties under the terms of the Plan.

Forfeited Accounts

Forfeitures of participants’ unvested Company contributions and related earnings are used to reduce the Company’s matching contributions.  Forfeitures of $140,000 and $225,000 were used to reduce the Company’s 401(k) matching contributions for the 2013 and 2012 plan year, respectively.  The remaining balance of forfeited nonvested accounts at December 31, 2013 will be used to reduce future employer contributions.  Forfeited nonvested accounts reported as cash and cash equivalents in the accompanying statement of net assets available for benefits totaled $152,596 and $204,041 at December 31, 2013 and 2012, respectively.

Notes Receivable from Participants

Notes receivable from participants consist of participant loans.  The Plan document includes provisions authorizing loans from the Plan to active eligible participants.  Participants may borrow from their 401(k) account a minimum of $1,000 up to a maximum calculated as the lesser of 50% of their vested 401(k) account balance or $50,000 reduced by the participant’s highest loan balance in the preceding twelve-month period.  The loans are secured by the balance in the participant’s account and are repayable generally over a period not to exceed five years (except for loans for the purchase of a principal residence).  Interest on the loans is determined by the Plan Administrator based on reasonable rates of interest at prevailing rates for loans of a similar nature.  At December 31, 2013 and 2012, the interest rates on outstanding participant loans ranged from 5.25% to 8.32%.

No loans are allowed under the DC feature.

Plan Termination

Although it has not expressed an intention to do so, any Participating Company, through action of its Board of Directors, has the right under the Plan to discontinue its contributions at any time and the Board of Directors of ArcBest Corporation, at its discretion, may terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in their accounts.

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 2:                                     Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments.  Quoted prices for mutual funds are the net asset value (“NAV”) of shares held by the Plan at the financial statement date.  Common stocks are valued at the closing price reported on the active market on which the securities are traded.  See Note 4 for discussion of fair value measurements.

The Diversified Stable Pooled Fund, an investment option of the Plan, is an investment of the Diversified Investment Advisors Collective Trust.  The Plan’s interest in the collective trust investment is valued based on information reported by the Plan recordkeeper, using the audited financial statements of the collective trust at year-end.  The collective trust investment in the Diversified Stable Pooled Fund is directly invested in the Wells Fargo Stable Return Fund G, whose principal objective is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit.

The Arkansas Best Corporation Stock Fund is a unitized stock fund which invests in the common stock of ArcBest Corporation with a percentage of the fund allocated to a cash equivalent holding in the State Street Institutional Liquid Reserves Fund.  The NAV of the Arkansas Best Corporation Stock Fund at the financial statement date provided by the Plan recordkeeper is based on the value of the shares of ArcBest Corporation common stock held in the fund, which are valued at the closing price reported on the NASDAQ Global Select Market, and the value of the cash equivalent investment holding of the fund.

The Plan’s SecurePath for Life investment options are registered variable annuity funds issued by Transamerica Life Insurance Company.  The variable annuity funds are subaccounts of Separate Account VA FF, a pooled separate account established by Transamerica Life Insurance Company.  The NAV of the variable annuity funds is a daily calculated unit value based on the underlying investments of the pooled separate account which are Vanguard Target Retirement mutual funds.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividend income is recorded on the date paid by the issuer.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2013 and 2012

Notes Receivable from Participants

Notes receivable from participants are reported at amortized principal balance plus accrued but unpaid interest.  The accrual of interest on notes is discontinued at the end of the quarter during which the note becomes 90 days past due, unless the credit is well-secured and in process of collection.  Past due status is based on contractual terms of the note.

All interest accrued but not collected remains as part of the balance due at the date the loan becomes a deemed distribution and is placed on nonaccrual status.  Notes are returned to active status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.  Delinquent notes that reach default status are treated as distributions based upon the terms of the Plan document.

Plan Tax Status

The Plan’s most recent determination letter is dated November 21, 2011.  In the letter, the U.S. Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the U.S. Internal Revenue Code and, therefore, not subject to income tax.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes that the Plan and related trust were designed and operated in compliance with the applicable requirements of the U.S. Internal Revenue Code as of and for the years ended December 31, 2013 and 2012.  The Plan is generally no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for years before 2010.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

All investment-related administrative charges are paid by the Plan as provided in the Plan document.  All other expenses of maintaining the Plan may be paid by the Company or the Plan, at the Company’s discretion.  The Company paid all other expenses of the Plan in 2013 and 2012.

Life Insurance Policies

Prior to July 1, 1987, the Plan offered an option to invest in allocated life insurance contracts.  The Plan has no liability under these life insurance contracts and the contracts’ values are excluded from the assets of the Plan.  Upon death of the participant, benefits are paid directly to the beneficiary.  Any cash surrender value upon termination of a life insurance policy is paid directly to terminated participants or to the Plan for active participants.

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 3:                                     Investments

The Plan’s investments are directed by participants into the various investment options.  The fair value of the Plan’s investments at December 31, 2013 and 2012 were as follows:

	2013	2012

Mutual funds	$237,118,643	$199,478,008
Collective trust investment	30,380,865	29,188,439
Arkansas Best Corporation Stock Fund	7,713,721	3,440,026
Other common stock	4,853,892	4,477,971
Variable annuity funds	233,907	143,938
Other	1,075,807	793,965

	$281,376,835	$237,522,347

During the years ended December 31, 2013 and 2012, the net appreciation (depreciation) in fair value of the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) was as follows:

	2013	2012

Mutual funds	$43,252,806	$21,083,585
Collective trust investment	365,376	445,609
Arkansas Best Corporation Stock Fund	6,963,229	(2,222,927)
Other common stock	1,042,540	476,357
Variable annuity funds	28,389	5,225
Other	234,728	6,160

	$51,887,068	$19,794,009

The fair value of the Plan’s individual investments that represented 5% or more of net assets available for benefits at December 31, 2013 and 2012 were as follows:

	2013		2012

Spartan 500 Index Fund	$38,843,099		$32,419,596
Dodge & Cox Stock Fund	34,851,108		25,246,004
Diversified Stable Pooled Fund	30,380,865		29,188,439
T. Rowe Price Blue Chip Growth Fund	23,486,349		—
Fidelity Low-Priced Stock Fund	19,545,887		14,661,479
PIMCO Total Return Fund	16,992,563		21,406,914
Neuberger Berman Genesis Fund	16,767,675		11,310,065
Vanguard Target Retirement 2015 Fund	14,511,890	*	15,251,638
Franklin Flex Cap Growth Fund	—		17,859,287

* Did not exceed 5% in 2013.

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2013 and 2012

Interest and dividends realized on the Plan’s investments for the years ended December 31, 2013 and 2012, were $3,528,572 and $4,197,736, respectively.

Note 4:                                     Fair Value of Plan Assets

Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  ASC 820 specifies a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels described as follows:

Level 1                        Quoted prices in active markets for identical assets or liabilities.

Level 2                        Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3                        Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.  There have been no significant changes in the valuation techniques during the year ended December 31, 2013.  The Plan had no liabilities measured at fair value on a recurring basis.  In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  The Plan’s investments classified as Level 1 include mutual funds, common stock, and other investments.

If quoted market prices are not available, fair values are estimated by using pricing models or discounted cash flows with inputs derived from observable market data, quoted prices of securities with similar characteristics, or audited financial statements.  The Plan’s Level 2 collective trust investment is valued at NAV based on the unit value of the underlying investment of the stable pooled fund, which is an observable input.  The fair value of the Plan’s Level 2 investment in the Arkansas Best Corporation Stock Fund is calculated based on the quoted market price of the common stock, which is traded in an active market, and the money market mutual fund investment held in the fund.  The Plan’s Level 2 investments in variable annuity funds are valued at NAV based on the underlying investments of the pooled separate account, which are mutual funds for which quoted prices are available in active markets.  In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.  The Plan has no investments classified as Level 3.

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2013 and 2012

Recurring Measurements

The following table presents, for each of the fair value hierarchy levels, the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis at December 31, 2013 and 2012:

		2013
		Fair Value Measurements Using
	Fair Value	Level 1	Level 2	Level 3

Mutual funds
Large cap equity	$97,180,556	$97,180,556	$—	$—
Blended	46,067,734	46,067,734	—	—
Small/Mid cap equity	43,238,210	43,238,210	—	—
Bond	29,521,794	29,521,794	—	—
International equity	18,491,614	18,491,614	—	—
Money market	1,689,403	1,689,403	—	—
Other	929,332	929,332	—	—
Collective trust investment	30,380,865	—	30,380,865	—
Arkansas Best Corporation Stock Fund	7,713,721	—	7,713,721	—
Variable annuity funds	233,907	—	233,907	—
Other common stock	4,853,892	4,853,892	—	—
Other	1,075,807	1,075,807	—	—

Total	$281,376,835	$243,048,342	$38,328,493	$—

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2013 and 2012

		2012
		Fair Value Measurements Using
	Fair Value	Level 1	Level 2	Level 3

Mutual funds
Large cap equity	$75,524,887	$75,524,887	$—	$—
Blended	39,621,010	39,621,010	—	—
Small/Mid cap equity	29,991,932	29,991,932	—	—
Bond	36,379,917	36,379,917	—	—
International equity	15,060,164	15,060,164	—	—
Money market	1,855,214	1,855,214	—	—
Other	1,044,884	1,044,884	—	—
Collective trust investment	29,188,439	—	29,188,439	—
Arkansas Best Corporation Stock Fund	3,440,026	—	3,440,026	—
Variable annuity funds	143,938	—	143,938	—
Other common stock	4,477,971	4,477,971	—	—
Other	793,965	793,965	—	—

Total	$237,522,347	$204,749,944	$32,772,403	$—

Note 5:                                     Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

Investments in the Arkansas Best Corporation Stock Fund, which holds investments in the common stock of the Company, qualify as party-in-interest transactions.  The Arkansas Best Corporation Stock Fund also holds cash equivalent investments in the State Street Institutional Liquid Reserves Fund administered by State Street Global Markets, LLC, an affiliate of State Street Corporation.  The Plan’s trustee and custodian, State Street Bank and Trust Company, is also an affiliate of State Street Corporation.

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2013 and 2012

The Plan invests in certain funds managed by the Plan recordkeeper, Transamerica Retirement Solutions Corporation, or issued by Transamerica Life Insurance Company, which are affiliated companies owned by AEGON N.V.  The Diversified Stable Pooled Fund is managed by Transamerica Retirement Solutions Corporation, and the SecurePath for Life investment options are variable annuity funds issued by Transamerica Life Insurance Company; therefore, transactions with these funds qualify as party-in-interest.  National Financial Services and Mid Atlantic Capital Corporation provide securities brokerage services to the Plan.  Fees paid by the Plan for securities brokerage and investment management services are included in net appreciation in fair value of investments.

The Plan paid $46,547 and $38,165 of transaction processing and account administration fees to Transamerica Retirement Solutions Corporation during 2013 and 2012, respectively, which are included in administrative expenses.  Individually immaterial expenses paid by the Plan to parties-in-interest aggregating to $38,646 and $45,130 were recorded in Administrative Expenses for 2013 and 2012, respectively.  The Company provides certain administrative services at no cost to the Plan.

Note 6:                                     Significant Estimates and Concentrations

Economic Conditions

The recessionary economic environment in recent years has presented and may continue to present employee benefit plans with difficult circumstances and challenges, which in some cases have resulted and may continue to result in large and unanticipated declines in the fair value of investments.  Volatility in economic conditions may cause the values of assets recorded in the financial statements to change rapidly, resulting in material future changes in investment values that could impact the Plan.

Note 7:                                     Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 8:                                     Subsequent Events

Effective January 1, 2014, the Panther II Transportation, Inc. 401(k) Profit Sharing Plan was merged with the Plan, allowing for the eligible employees of Panther II Transportation, Inc. to be participants of the Plan.

Effective April 1, 2014, Expedited Solutions, Inc. was added as a participating company to the Plan.

On May 1, 2014, Arkansas Best Corporation changed its name to ArcBest Corporation and Data-Tronics Corp. (a participating company) changed its name to ArcBest Technologies, Inc.

Effective May 1, 2014, the name of the Plan was changed from the Arkansas Best 401(k) and DC Retirement Plan to the ArcBest 401(k) and DC Retirement Plan.

Effective May 13, 2014, the name of the Arkansas Best Corporation Stock Fund was changed to the ArcBest Corporation Stock Fund.

Supplemental Schedule

Arkansas Best 401(k) and DC Retirement Plan

EIN 71-0673405 PN 002

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

December 31, 2013

Identity of Issuer		Description of Investment	Current Value
	Investments

	Mutual Funds
	Fidelity Management Trust Company	Spartan 500 Index Fund, 593,206 shares	$38,843,099

	Dodge & Cox Funds	Dodge & Cox Stock Fund, 206,378 shares	34,851,108

	T. Rowe Price Associates, Inc.	T. Rowe Price Blue Chip Growth Fund, 365,319 shares	23,486,349

	Fidelity Management Trust Company	Fidelity Low-Priced Stock Fund, 395,186 shares	19,545,887

	Pacific Investment Management Company	PIMCO Total Return Fund, 1,589,576 shares	16,992,563

	Neuberger Berman Management LLC	Neuberger Berman Genesis Fund, 270,883 shares	16,767,675

	Vanguard Trust Company	Vanguard Target Retirement 2015 Fund, 982,525 shares	14,511,890

	Harbor Funds	Harbor International Fund, 198,913 shares	13,989,524

	Vanguard Trust Company	Vanguard Target Retirement 2025 Fund, 666,660 shares	10,499,889

	Fidelity Management Trust Company	Spartan Extended Market Index Fund, 129,627 shares	6,924,648

	Vanguard Trust Company	Vanguard Target Retirement 2035 Fund, 317,443 shares	5,390,176

	Vanguard Trust Company	Vanguard Total Bond Market Index Fund, 499,046 shares	5,269,928

	Vanguard Trust Company	Vanguard Target Retirement 2045 Fund, 258,276 shares	4,586,984

	Fidelity Management Trust Company	Spartan International Index Fund, 110,698 shares	4,502,090

	Franklin Templeton Investments	Templeton Global Bond, 310,171 shares	4,075,643

	Vanguard Trust Company	Vanguard Target Retirement 2020 Fund, 147,435 shares	3,996,954

	Vanguard Trust Company	Vanguard Inflation-Protected Securities Adm, 124,996 shares	3,183,660

	Vanguard Trust Company	Vanguard Target Retirement 2030 Fund, 83,345 shares	2,303,651

	Vanguard Trust Company	Vanguard Target Retirement Income Fund, 167,623 shares	2,095,287

	Vanguard Trust Company	Vanguard Target Retirement 2040 Fund, 33,451 shares	947,335

	Vanguard Trust Company	Vanguard Target Retirement 2010 Fund, 33,184 shares	849,506

	Vanguard Trust Company	Vanguard Target Retirement 2050 Fund, 27,546 shares	776,525

	Vanguard Trust Company	Vanguard Target Retirement 2060 Fund, 3,479 shares	93,055

	Vanguard Trust Company	Vanguard Target Retirement 2055 Fund, 543 shares	16,482

	Collective Trust Investment
*	Diversified Retirement Corporation	Diversified Stable Pooled Fund, 1,837,567 shares	30,380,865

	Personal Choice Retirement Accounts
	Charles Schwab & Co., Inc.	Personal Choice Retirement Accounts	8,548,434

	Common Stock
*	ArcBest Corporation	Arkansas Best Corporation Stock Fund	7,713,721

	Variable Annuity Funds
*	Transamerica Life Insurance Company	SecurePath for Life 2025, 11,044 shares	148,015
*	Transamerica Life Insurance Company	SecurePath for Life 2020, 4,555 shares	59,549
*	Transamerica Life Insurance Company	SecurePath for Life 2015 Fund, 2,073 shares	26,343

	Total Investments		281,376,835

	Cash		214,370

*	Participant Loans	Various loans with interest rates of 3.25% to 8.32% with original maturities generally not exceeding 5 years	5,778,782
			$287,369,987

* Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Arkansas Best 401(k) and DC Retirement Plan

/s/ David R. Cobb
June 30, 2014	David R. Cobb
Vice President — Controller and
Principal Accounting Officer
ArcBest Corporation

EXHIBIT INDEX

Exhibit Number	Seq. Description
23.1	Consent of BKD, LLP